SILVER BUTTE COMPANY

45 N.E. Loop 410, Suite 495

San Antonio, TX 78216

Tel (210) 524-9725

Fax (210)325-7324

May 12, 2011

H. Roger Schwall

Securities & Exchange Commission

100 F. St. N.E.

Washington, DC 20549

Re:

Silver Butte Company

Form 10-K for the Fiscal Year Ended August 31, 2010

Filed November 10, 2010

Form 10-Q for the Fiscal Year Ended November 30, 2010

Filed January 12, 2011

Amendment No. 1 to Form 8-K

Filed March 29, 2011

Amendment No. 2 to Preliminary Information Statement on Schedule 14C

Filed March 29, 2011

File No. 1-05790

Mr. Schwall:

This letter is written in response to the Staff's comments dated February 24, 2011.   The following are Silver Butte's responses:

General

1.

Please note that all outstanding comments relating to these filings will need to be resolved prior to your filing of a definitive Schedule 14C. In addition, to the extent that any comments that follow apply to any other disclosure found in your other filings, please also revise them accordingly.

Response:   We have noted your request.

2.

We note that as of the date of this letter, you have not yet filed your Form 10-Q for the fiscal quarter ended January 31, 2011. If applicable, please include disclosure regarding any implication to the company in the event fillings are not timely filed. In addition, please indicate when the Form 10-Q will be filed and include updated information in the next amendment of your PRE 14C.

Response:

The transitional quarterly accounting is being completed, and we expect to file the transitional 10-Q in the very near future.

Schedule 14C/A

Purpose and Effect of the Increase in Company Authorized Capital

3.

We note your response to our prior comment 4 from out letter dated February 25, 2011. In light of our prior comment 4, please address Section 3.10 of your bylaws in effect at the time the company entered into the Share Exchange Agreement, which provides that the holders of a majority of all shares entitled to vote on a plan of merger or share exchange must vote in favor of the proposed action for the corporation to take the action. In this regard, we note in your beneficial ownership table in your 10-K for the fiscal year ended August 31, 2010, only two shareholders held greater than 5% of your common stock and that the combined ownership of these two beneficial owners was 22.34%. In addition, we note your entry into the Share Exchange Agreement and the issuance of 280,319,588 shares of common stock to the owners of Gulf mark Energy Group, Inc. Please revise your filings to address the approval process for the Share Exchange Agreement and issuance of shares.

Response:   The acquisition of Gulfmark Energy Group was a stock purchase transaction which was not an “extraordinary corporate action” and did not require Silver Butte shareholder approval.  Silver Butte Bylaws paragraph 3.6 (c) applies in the context of extraordinary corporate actions such as a merger or share exchange where Silver Butte would be merged into or acquired by another corporation.  In that case, the Silver Butte shareholders would be entitled to vote on the merger or exchange because they would be required to tender or exchange their shares with an acquiring corporation.

This Bylaw provision is not applicable in the context of Silver Butte purchasing a subsidiary with its shares.  This is a stock purchase transaction within the exclusive authority of the Silver Butte board of directors.  The only vote required was from Gulfmark Energy Group, Inc. shareholders.  The Gulfmark shareholders were asked to tender their shares in exchange for Silver Butte shares.  The Silver Butte shareholders were not entitled to vote on the Gulfmark purchase.

The Nevada Revised Statutes gives the Silver Butte board of directors authority to acquire assets and businesses without a shareholder vote.  This is precisely what Silver Butte did when it acquired a majority of the Gulfmark Energy Group, Inc. shares.  The board of directors authorized the purchase of the Gulfmark shares from the Gulfmark shareholders in exchange for Silver Butte shares.

NRS78.120 titled “General powers” states:  (1) Subject only to such limitations as may be provided by this chapter, or the articles of incorporation of the corporation, the board of directors

has full control over the affairs of the corporation; and (2)   Except as otherwise provided in this subsection and subject to the bylaws, if any, adopted by the stockholders, the directors may make the bylaws of the corporation. Unless otherwise prohibited by any bylaw adopted by the stockholders, the directors may adopt, amend or repeal any bylaw, including any bylaw adopted by the stockholders.

The board of directors, when it amended the Silver Butte bylaws, included paragraph 3.6(c) in the context of providing its shareholders with the right to vote on extraordinary corporate actions which would directly affect their share ownership when asked to exchange their shares for shares of another corporation.   The board did not intend to give shareholders a right to vote each time it might authorized the purchase of interests in assets or a company.  The title of the agreement whether it is termed a share exchange agreement could have just as easily been termed a stock purchase agreement. It is a stock purchase agreement where the consideration just happens to be capital stock of Silver Butte.  This Gulfmark stock purchase is not a share exchange agreement involving the Silver Butte shareholders which is entitled to the provisions of Bylaws paragraph 3.6(c).

The acquisition of the Gulfmark shares was properly authorized and issued.  No changes have been made to the Information Statement.

Amendment No. 2 to Preliminary Information Statement on Schedule 14C and Amendment No.

1 to Form 8-K Filed March 29, 2011

Directors, Executive Officers, Promoters and Control Persons

4.

We note your response to our prior comment 4 from out letter dated February 25, 2011. Please revise your disclosure to include the current name of Bentley Energy Corporation and the court in which it filed for bankruptcy.

Response:

U.S. Bankruptcy Court, Western District of Texas located in San Antonio, Texas.  The Case Number was a Chapter 11 proceeding No. 10-50128.  The purchaser of the business was J.P. Energy Holdings, LLC.  We have made revisions in the 14C/A and 8-K/A.

5.

Please revise your disclosure throughout this section to reflect the current status of Tidelands Oil and Gas Corporation with the OTCBB.

Response:

Mr. Ward resigned from Tidelands Oil & Gas Corporation over four years ago, on December 8, 2006.  We researched the status of Tidelands on www.otcbb.com and notice that on May 19, 2009 Tidelands was deleted from the OTCBB for failure to comply with NASD Rule 6530.  This deleting from the OTCBB occurred more than two years after Mr. Ward resigned from all officer and director positions with Tidelands.  We do not believe that any further disclosure concerning Tidelands adds materially relevant information to the report.  No change to the reports has been made in response to this comment.

Form 10-K for the Fiscal Year Ended August 31, 2010 and Form 10-Q for the Fiscal Quarter

Ended November 30, 2010

Disclosure Controls and Procedures

6.

We note your response to our prior comment 8 from out letter dated February 25, 2011 and the proposed addition of the section entitled “Limitations.” If you choose to include this section in future periodic filings, please revise your disclosure controls and procedures and internal control over financial reporting to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures and internal control over financial reporting are effective at a reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures and internal control over financial reporting. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response:

The use of the terms “reasonable level of assurance” will be included in our succeeding periodic reports.

Amendment No. 1 to Form 8-K Filed March 29, 2011

Exhibit 99.1

Financial Statements of Gulfmark Energy Group, Inc.

Note 1 – Organization and Business Activity, page 6

7.

We understand that you have utilized carry-over basis in accounting for the assets received from the two majority shareholders on October 31, 2010 and for the two subsidiaries received from your chief executive officer on October 8, 2010 because receipt of the assets and subsidiaries were regarded as your formation event. If we have properly understood your rationale please modify your disclosure to clarify the nature of these transactions. Also, please indicate the amount and form of consideration exchanged in the October 8, 2010 and the October 31, 2010 transactions. Finally, please identify the assets and liabilities held in the subsidiaries when they were transferred to you.

Response:

We have revised Note 1 of the Gulfmark financial statements as follows:

Note 1–Organization and Business Activity

Gulfmark Energy Group, Inc. (“Gulfmark” or “Company”) is a consolidated entity consisting of Gulfmark as the parent company and two wholly owned subsidiaries, Gulfmark Resources, Inc. (“Resources”) and Blanco Drilling, Inc. (“Blanco”).  Each company was organized by

Gulfmark’s president and chief executive office.  The sequence of events listed below explains the formation of Gulfmark Energy Group, Inc. and its subsidiaries:

•

Gulfmark Energy Group, Inc. is a Nevada corporation incorporated on August 9, 2010.

•

Gulfmark Resources, Inc.  is a Texas corporation formed on July 29, 2010,

•

Blanco Drilling, Inc. is a Texas corporation founded on August 6, 2010.

•

On October 8, 2010, Gulfmark’s Board of Directors approved the acquisition of Resources and Blanco as its two wholly owned subsidiaries through a share exchange transaction as follows:

o

Gulfmark issued 13,400,000 shares of its common stock and 5,500,000 share of its Series “A” preferred stock in exchange for all of the shares of Resources’ common and preferred stock.

o

Gulfmark also issued 13,400,000 shares of its common stock and 5,500,000 shares of its Series “A” preferred stock in exchange for all of the shares of Blanco’s common and preferred stock.

•

At the completion of the share exchange transaction, the Company owned the two Texas corporations as wholly owned subsidiaries and the Company issued a total of 26,800,000 shares of its common stock and 11,000,000 shares of its Series “A” preferred stock.

•

On October 31, 2010, as a part of the formation of the consolidated entity, selected assets were transferred at their historical net book value from completely separate companies owned by the two major shareholders of Gulfmark to the subsidiaries, Resources and Blanco.  There was no additional form of consideration given when the assets were transferred.  There were no liabilities transferred.  The assets transferred and their net book value are listed below:

	Blanco	Gulfmark
	Drilling,	Resources,	Accumulated
	Inc.	Inc.	Depreciation	Total
Drilling Rig	$ 171,815	$ –	$ (147,929)	$ 23,886
Land	–	25,545	–	25,545
Buildings & Fixtures	–	101,082	(52,981)	48,101
Furniture & Equipment	–	43,244	(20,258)	22,986
Other Equipment	179,366	–	(165,451)	13,915

Total	$ 351,181	$ 169,871	$ (386,619)	$ 134,433

As a part of our response included in this comment response letter, but not included in our financial statements, the response to the last sentence in Question 7  “Please identify the assets and liabilities held in the subsidiaries when they were transferred to you” is as follows:

8.

Tell us how ownership of the company was established at the date of inception, given that you are reporting outstanding stock of zero at August 9, 2010.

Response:

On August 9, 2010, the Company was incorporated in the State of Nevada with 950,000,000 authorized shares of common stock and 50,000,000 authorized shares of Series “A” preferred stock with each issue having a par value of $.001.  There were no shares of either common or preferred stock issued by the Company until the acquisition of the subsidiaries on October 8, 2010.  At that time, the Company issued 26,800,000 shares of its common stock and 11,000,000 shares of its preferred stock.

We have made no change in the financial statements in response to Question 8.

9.

Please reconcile the “stock issued to acquire subsidiaries” line item description per the Statement of Stockholders’ Equity, an event that took place on October 8, 2010, with the Note 1 disclosure that describes this stock being issued in conjunction with the asset contribution on October 31, 2010.

Response:

We have made the reconciliation and Statement of Stockholders’ Equity has been revised as follows:

The Company acknowledges the following in connection with the Company's response to the SEC comment letter:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the  filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SILVER BUTTE COMPANY

/s/ Michael Ward

_________________________

By: Michael Ward

Title: President